EXHIBIT 8.2

PLANTE MORAN	Plante & Moran, LLP Suite 700 107 W. Michigan Ave. Kalamazoo, MI 49007 Tel: 616.385.1858 Fax: 616.385.2936 www.plantemoran.com

March 25, 2002

Board of Directors
Monarch Community Bancorp, Inc.
375 North Willowbrook Road
Coldwater, Michigan 49036

Board of Directors
Branch County Federal Savings and Loan Association
375 North Willowbrook Road
Coldwater, Michigan 49036

Ladies and Gentlemen:

This letter constitutes our opinion as to certain state income tax consequences of the proposed conversion of Branch County Federal Savings and Loan Association ("Branch County") from a federally chartered mutual savings institution to a federally chartered stock savings institution followed by the acquisition of Branch County's common stock by Monarch Community Bancorp, Inc. ("Bancorp"), a Maryland corporation, pursuant to the plan of conversion.

The opinions contained herein are based solely on the FACTS and REPRESENTATIONS stated herein. All Section references are to the Internal Revenue Code of 1986, as amended (the "Code") and Michigan Compiled Laws ("MCL") as in effect as of the date of this opinion. If any of the FACTS and REPRESENTATIONS are not correct or complete, it is imperative that we be informed in writing as this could have a material adverse effect on our opinion.

FACTS and REPRESENTATIONS

The facts, as we understand them, are as follows:

On February 21, 2002, the Board of Directors of Branch County unanimously adopted the plan of conversion. Under the plan of conversion, Branch County will convert from a federally chartered mutual savings institution to a federally chartered stock savings institution and become a wholly owned subsidiary of Monarch Community Bancorp, Inc. ("Bancorp"), a newly formed Maryland corporation. In addition, the plan provides that Bancorp will offer its common stock in a subscription offering and, if necessary, through a direct community offering, a public offering, and/or a syndicate of registered broker-dealers. Bancorp is authorized to issue 20,000,000 shares of common stock and 5,000,000 shares of preferred stock with all shares having a par value of $0.01. Bancorp expects to issue up to 1,983,750 shares of common stock. Bancorp will not issue any preferred stock in the conversion and has no current plans to issue any preferred stock after the conversion.

As a mutual savings institution, Branch County has never been authorized to issue stock. Instead, each depositor in a mutual savings institution has both a deposit account in the institution and a pro rata ownership interest in the net worth of the institution based upon the balance in his or her account. This ownership interest is tied to the depositor's account and has no value separate from such deposit account. This ownership interest may only be realized in the event that the institution is liquidated. In such event, the depositors of record at that time, as owners, would be able to share in any residual surplus and reserves after payment of other claims, including claims of depositors to the amounts of their deposits. When a mutual savings institution converts to stock form, depositors lose all rights to the net worth of the mutual savings institution, except to the right to claim a pro rata share of funds representing the liquidation account established in connection with the conversion.

Under the plan of conversion, Branch County has granted nontransferable rights to subscribe for Bancorp common stock to the following persons in the following order of priority:

I.	Depositors of Branch County with account balances of at least $50 as of the close of business on December 30, 2000 ("Eligible Account Holders").  
II.	Tax-qualified employee plans, including Bancorp's employee stock ownership plan (ESOP), which intends to purchase 8 percent of the shares of common stock issued in the conversion.  
III.	Depositors of Branch County with account balances of at least $50 as of the close of business on March 31, 2002 ("Supplemental Eligible Account Holders").  
IV.	Borrowers and depositors of Branch County, as of the close of business on the voting record date, other than Eligible Account Holders or Supplemental Eligible Account Holders ("Other Members").  
V.	Directors, Officers and Employees of Branch County.

Bancorp may offer shares not sold in the subscription offering to the general public in a direct community offering. First preference to purchase shares in the direct community offering will be given to natural persons residing in the counties in which Branch County has offices. These natural persons are referred to as preferred subscribers. All shares of common stock not purchased in the subscription offering and direct community offering may be offered for sale to selected members of the general public in a public offering through Keefe, Bruyette & Woods, Inc. ("Keefe"), the underwriter. Keefe may enter into agreements with broker-dealers to assist in the sale of the shares in the public offering.

RP Financial has issued a letter, pursuant to its valuation, indicating that the subscription rights do not have any value, based on the fact that these rights are acquired by the recipients without cost, are nontransferable and of short duration and give the recipients the right only to purchase shares of common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of Bancorp common stock.

Plante & Moran, LLP is relying on the following representations in rendering the opinions contained herein. It is understood that Plante & Moran, LLP has not independently verified the accuracy of any of these representations:

Each holder of a deposit account in Branch County at the time of the conversion will continue as an account holder in Branch County after the conversion, and the conversion will not affect the deposit balance, interest rate or other terms of such accounts. Depositors will continue to hold their existing certificates, passbooks, and other evidence of their accounts.

The conversion will not affect the loan terms of any borrower of Branch County. The amount, interest rate, maturity, security for, and obligation under each loan will remain as they existed prior to the conversion.

Each eligible account holder and supplemental eligible account holder, if he or she continues to maintain his or her deposit account with Branch County, would be entitled upon the complete liquidation of Branch County after conversion, to an interest in the liquidation account prior to any payment to stockholders.

Immediately following the conversion, the eligible account holders and the supplemental eligible account holders of Branch County will own all of the outstanding interests in the liquidation account and will own such interests solely by reason of their ownership of deposits in Branch County immediately before the conversion.

After the conversion, the converted Branch County will continue the business of Branch County in the same manner as prior to the conversion. The converted Branch County has no plan or intention and Bancorp has no plan or intention to cause the converted Branch County to sell its assets other than in the ordinary course of business.

Bancorp has no plan or intention to sell, liquidate, or otherwise dispose of the stock of the converted Branch County other than in the ordinary course of business.

Bancorp and the converted Branch County have no current plan or intention to redeem or otherwise acquire any of the Bancorp common stock issued in the conversion transaction.

Immediately after the conversion, the assets and liabilities of the converted Branch County will be identical to the assets and liabilities of Branch County immediately prior to the conversion, plus the net proceeds from the sale of the converted Branch County's common stock to Bancorp and any liability associated with indebtedness incurred by the employee plans in the acquisition of Bancorp common stock by the employee plans.

Branch County and Bancorp are corporations within the meaning of section 7701(a)(3) of the Code.

None of the shares of Bancorp common stock to be purchased by the depositor-employees of Branch County in the conversion will be issued or acquired at a discount. However, shares may be given to certain directors and employees as compensation by means of the employee plans. Compensation to be paid to such directors and depositor-employees will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

The fair market value of the assets of Branch County, which will be transferred to the converted Branch County in the conversion, will equal or exceed the sum of the liabilities of Branch County which will be assumed by the converted Branch County and any liabilities to which the transferred assets are subject.

Branch County is not under the jurisdiction of a bankruptcy or similar court in any Title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

Upon the completion of conversion, Bancorp will own and hold 100% of the issued and outstanding common stock of the converted Branch County and no other shares of common stock of the converted Branch County will be issued and/or outstanding. At the time of the conversion, the converted Branch County does not have any plan or intention to issue additional shares of its stock following the transaction. No shares of preferred stock of the converted Branch County are issued and/or outstanding.

Upon the completion of the conversion, there will be no rights, warrants, contracts, agreements, commitments or understandings with respect to the common stock of the converted Branch County, nor will there be any securities outstanding which are convertible into the common stock of the converted Branch County.

No cash or property will be given to eligible account holders, supplemental eligible account holders, or others in lieu of (a) nontransferable subscription rights, or (b) an interest in the liquidation account of the converted Branch County.

Branch County has maintained a reserve for bad debts in accordance with sections 593 and 585 of the Code and, following the conversion, to the extent allowed under the Code, the converted Branch County shall maintain a reserve for bad debts in accordance with the applicable provisions of the Code.

Depositors will pay the expense of the conversion solely applicable to them, if any. Bancorp and Branch County will each pay expenses of the transaction attributable to them and will not pay any expenses solely attributable to the depositors or to Bancorp shareholders.

The exercise price of the subscription rights received by Branch County's eligible account holders, supplemental eligible account holders, and other holders of subscription rights to purchase Bancorp common stock will be equal to the fair market value of the stock of Bancorp at the time of the completion of the conversion as determined by an independent appraisal.

The proprietary interests of the eligible account holders and the supplemental eligible account holders in Branch County arise solely by virtue of the fact that they are account holders in Branch County.

There is no plan or intention for the converted Branch County to be liquidated or merged with another corporation following this proposed transaction.

The liabilities of Branch County assumed by the converted Branch County plus the liabilities, if any, to which the transferred assets are subject were incurred by Branch County in the ordinary course of its business and are associated with the assets transferred.

External legal counsel, Silver, Freedman & Taff, L.L.P., has opined that for federal income tax purposes no gain or loss will be recognized as a result of the proposed conversion by either Branch County or Bancorp, and that the proposed conversion of Branch County from a federally chartered mutual savings institution to a federally chartered stock savings institution qualifies as a tax-free reorganization for federal income tax purposes pursuant to Section 368(a)(1)(F) of the Code.

External legal counsel, Silver, Freedman & Taff, L.L.P., has opined that for federal income tax purposes, depositors will realize gain, if any, upon the constructive issuance to them of withdrawable deposit accounts of Branch County and/or interests in the liquidation account of Branch County. Any gain resulting therefrom will be recognized, but only in an amount not in excess of the fair market value of the liquidation accounts received. The liquidation account will have nominal, if any, fair market value.

External legal counsel, Silver, Freedman & Taff, L.L.P., has opined that for federal income tax purposes, gain or loss will be recognized by account holders of Branch County upon the receipt or exercise of subscription rights in the conversion, but only to the extent the subscription rights are deemed to have value.

Based on the opinion of RP Financial, the subscription rights do not have any value.

External legal counsel, Silver, Freedman & Taff, L.L.P., has opined that notwithstanding RP Financial's opinion, if the subscription rights are subsequently found to have a fair market value, income may be recognized by various recipients of the subscription rights (in certain cases, whether or not the rights are exercised) and Bancorp and/or Branch County may be taxable on the distribution of the subscription rights. (Section 311 of the Code). The subscription rights may be taxed partially or entirely at ordinary income tax rates.

No gain or loss will be recognized by Branch County under generally accepted accounting principles (GAAP) as a result of the conversion and the purchase accounting method will not be used by Branch County to account for the transaction in accordance with GAAP.

Branch County is a federally chartered mutual savings institution. Branch County is neither incorporated nor currently conducting business in the State of Maryland.

Branch County intends to change its name to Monarch Community Bank after the conversion.

Bancorp is a domestic Maryland corporation, organized at the direction of Branch County to become a savings and loan holding company and own all of Branch County common stock to be issued upon its conversion from mutual form to stock form. Bancorp does not maintain any physical presence in nor conduct any business in the State of Maryland. Bancorp conducts its business activities in the State of Michigan.

STATE INCOME TAX OPINION

Michigan Single Business Tax

The Michigan Single Business Tax (MSBT) is an annual value-added tax imposed on the privilege of doing business in the state (Sec. 208.31(3), MCL). Every person with business activity in Michigan is subject to the tax (Sec. 208.31(1), MCL). Most organizations exempt from federal income tax are also exempt from MSBT, as are nonprofit cooperative housing corporations, the United States, Michigan, and all other states. "Person" is defined as an individual, firm, bank, financial institution, limited partnership, copartnership, partnership, joint venture, association, corporation, receiver, estate, trust, or any other group or combination acting as a unit (Sec. 208.6(1), MCL). "Business activity" means a transfer of legal or equitable title to or rental of property, whether real, personal, or mixed, tangible or intangible, or the performance of services, or a combination thereof, made or engaged in, or caused to be made or engaged in, within Michigan, with the object of gain, benefit, or advantage, whether direct or indirect, to the taxpayer or to others (Sec. 208.3(2), MCL).

Financial institutions are included within the definition of "person" subject to the MSBT and are generally subject to the tax in the same manner as other corporations (Sec. 208.6(1), MCL). A "financial organization" is defined to mean a bank, industrial bank, trust company, building and loan or savings and loan association, bank holding company, credit union, safety and collateral deposit company, regulated investment company, and any other association, joint stock company, or corporation at least 90 percent of whose assets consist of intangible personal property and at least 90 percent of whose gross receipts consist of dividends or interest or other charges resulting from the use of money or credit (Sec. 208.10(4), MCL).

Michigan has adopted federal taxable income computed under the provisions of the Internal Revenue Code of 1986 (the "Code") that were in effect on January 1, 1999 or, at the option of the taxpayer, in effect for the tax year, as the starting point for the computation of the Michigan tax base (Sec. 208.3(3) and 208.5(4), MCL). For a corporation, the computation begins with its entire federal taxable income; for a noncorporate taxpayer, it begins with that part of federal taxable income that is derived from business activity in Michigan (Sec. 208.5(3), MCL). Various modifications, as discussed below, are made to federal taxable income to arrive at the Michigan tax base. The tax base is either entirely allocable to Michigan, if a taxpayer's business activities are confined solely to Michigan, or entirely apportionable, if the taxpayer's business activities are taxable both within and without Michigan.

Taxpayers may choose an alternative method to compute the MSBT, which subjects 50% of adjusted gross receipts (in lieu of the adjusted tax base) to the MSBT rate. This method has as its starting point gross receipts rather than federal taxable income, and avoids the addition and subtraction modifications required in computing the adjusted tax base.

Effective January 1, 1999, the MSBT rate is 2.2% of the adjusted tax base and will be phased out during a 23-year period providing that certain revenue targets are met. As of January 1 of each subsequent year, the rate is scheduled to be reduced 0.1 percentage point if the comprehensive annual report for the state reports an ending balance of at least $250 million, until the tax is reduced to 0%. The MSBT is repealed effective January 1 of the year in which the rate is reduced to 0% and is not effective for tax years that begin on or after that date.

Adjustments that would increase the MSBT tax base include:

Salaries, wages and other payments to employees, including employee insurance plans, pension, retirement, and profit sharing plans.

Depreciation of tangible assets.

Taxes imposed on or measured by income.

Single business tax to the extent deducted in determining federal taxable income.

Dividends, interest and royalty expenses.

Capital loss and net operating loss carryovers and carrybacks.

Gross interest and dividend income from bonds and similar obligations issued by states other than Michigan and its political subdivisions.

Losses from partnerships.

Adjustments that would decrease the MSBT tax base include:

Dividends, interest and royalty income included in federal taxable income.

Capital losses not deducted in arriving at business income.

Income from partnerships.

The tax base of a financial organization does not include the increase adjustment for interest expense and does not include the decrease adjustment for interest income. Additionally, the tax base of a financial organization is decreased by interest income derived from obligations of the United States which this state is by federal law prohibited from subjecting to taxation, and is increased by a proportionate share of its expenses incurred to carry tax exempt income.

Michigan has enacted a number of MSBT credits, including a small business credit, a credit for minority-owned enterprises, a charitable contribution credit, and a credit for businesses operating in enterprise zones. For tax years beginning after 1999, a taxpayer may claim an investment tax credit against the MSBT for the taxpayer's expenditures on qualifying tangible depreciable property used in its business that is physically located in Michigan. For tax years beginning before 2000, taxpayers are allowed a capital acquisition deduction.

External legal counsel, Silver, Freedman & Taff, L.L.P., has opined that for federal income tax purposes no gain or loss will be recognized as a result of the proposed conversion by either Branch County or Bancorp, and that the proposed conversion of Branch County from a federally chartered mutual savings institution to a federally chartered stock savings institution qualifies as a tax-free reorganization for federal income tax purposes pursuant to Section 368(a)(1)(F) of the Internal Revenue Code. In most cases, the gain or loss recognized on a reorganization for purposes of the MSBT will be the same as the gain or loss recognized for federal tax purposes. Michigan uses federal taxable income as the starting point for the computation of its tax base and there is no provision of Michigan law that modifies the federal recognition or nonrecognition rules applicable to reorganizations.

Based solely on the facts, representations and authorities as set forth in this opinion letter and the opinion of Silver, Freedman & Taff, L.L.P., that for federal tax purposes no gain or loss will be recognized in the proposed conversion by Branch County or Bancorp, it is our opinion that neither Branch County or Bancorp will recognize gain or loss for MSBT purposes on the proposed conversion.

RP Financial has issued a letter, pursuant to its valuation, indicating that the subscription rights do not have any value. If the subscription rights are subsequently found to have a fair market value, income may be recognized by various recipients of the subscription rights (in certain cases, whether or not the rights are exercised), thereby creating a Michigan personal income tax liability, and Bancorp and/or Branch County may be taxable on the distribution of the subscription rights, thereby creating an MSBT liability.

Michigan Personal Income Tax

The statutes levying the Michigan income tax are codified as Chapter 206 of the Compiled Laws. The Michigan personal income tax is imposed on Michigan residents and on nonresidents who derive income from Michigan sources. The tax applies to individuals, trusts, and estates.

Federal adjusted gross income is the starting point in determining Michigan personal taxable income (Sec. 206.12, MCL). Certain modifications are made to federal adjusted gross income to arrive at Michigan personal taxable income.

Adjustments that would increase Michigan personal taxable income include:

Gross interest and dividend income derived from obligations or securities of states other than Michigan.

Taxes on or measured by income to the extent the taxes have been deducted in arriving at adjusted gross income.

Losses on the sale or exchange of obligations of the United States government, the income of which Michigan is prohibited from subjecting to a net income tax.

Trade or business loss attributable to another state.

Adjustments that would decrease Michigan personal taxable income include:

Income derived from obligations, or the sale or exchange of obligations, of the United States government that Michigan is prohibited from subjecting to a net income tax.

Compensation, including retirement benefits, received for services in the armed forces of the United States.

Trade or business income attributable to another state.

Certain retirement or pension benefits up to a maximum amount.

Social security benefits.

Michigan state and local income tax refunds.

Beginning in the 2000 tax year, the personal income tax rate will be lowered gradually from a rate of 4.2% for tax years beginning in 2000 to a rate of 3.9% for tax years beginning after 2003. For the 2001 tax year, the personal income tax rate remained at 4.2%. Michigan personal income tax may also be reduced by a variety of tax credits, including credits for income tax paid to Michigan cities, public contributions, community foundation contributions, homeless and food bank contributions, income tax paid to another state, college tuition, and property taxes.

External legal counsel, Silver, Freedman & Taff, L.L.P., has opined that for federal income tax purposes, depositors will realize gain, if any, upon the constructive issuance to them of withdrawable deposit accounts of Branch County and/or interests in the liquidation account of Branch County. Any gain resulting therefrom will be recognized, but only in an amount not in excess of the fair market value of the liquidation accounts received. The liquidation account will have nominal, if any, fair market value.

External legal counsel, Silver, Freedman & Taff, L.L.P., has opined that for federal income tax purposes, gain or loss will be recognized by account holders of Branch County upon the receipt or exercise of subscription rights in the conversion, but only to the extent the subscription rights are deemed to have value.

RP Financial has issued a letter, pursuant to its valuation, indicating that the subscription rights do not have any value, based on the fact that these rights are acquired by the recipients without cost, are nontransferable and of short duration and give the recipients the right only to purchase shares of common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of Bancorp common stock.

Based solely on the facts, representations and authorities as set forth in this opinion letter and the opinion of Silver, Freedman & Taff, L.L.P., it is our opinion that for Michigan Personal Income Tax purposes:

Depositors will realize gain, if any, upon the constructive issuance to them of withdrawable deposit accounts of Branch County and/or interests in the liquidation account of Branch County. Any gain resulting therefrom will be recognized, but only in an amount not in excess of the fair market value of the liquidation accounts received. The liquidation account will have nominal, if any, fair market value.

Gain or loss will be recognized by account holders of Branch County upon the receipt or exercise of subscription rights in the conversion, but only to the extent the subscription rights are deemed to have value.

RP Financial has issued a letter, pursuant to its valuation, indicating that the subscription rights do not have any value. If the subscription rights are subsequently found to have a fair market value, income may be recognized by various recipients of the subscription rights (in certain cases, whether or not the rights are exercised), thereby creating a Michigan personal income tax liability, and Bancorp and/or Branch County may be taxable on the distribution of the subscription rights, thereby creating an MSBT liability.

Maryland Corporate Income Tax

Branch County is neither incorporated nor currently conducting business in the State of Maryland. Accordingly, no Maryland corporate income tax will arise to Branch County as a result of the conversion.

Bancorp is a domestic Maryland corporation, organized at the direction of Branch County to become a savings and loan holding company and own all of Branch County's common stock to be issued upon its conversion from mutual form to stock form. Bancorp does not maintain any physical presence in nor conduct any business in the State of Maryland.

External legal counsel, Silver, Freedman & Taff, L.L.P., has opined that for federal income tax purposes no gain or loss will be recognized as a result of the proposed conversion by either Branch County or Bancorp, and that the proposed conversion of Branch County from a federally chartered mutual savings institution to a federally chartered stock savings institution qualifies as a tax-free reorganization for federal income tax purposes pursuant to Section 368(a)(1)(F) of the Internal Revenue Code. In most cases, the gain or loss recognized on a reorganization for purposes of the Maryland corporate income tax will be the same as the gain or loss recognized for federal tax purposes. Maryland uses federal taxable income as the starting point for the computation of its tax base and there is no provision of Maryland law that modifies the federal recognition or nonrecognition rules applicable to reorganizations.

Conclusion

The opinions contained herein are rendered only with respect to the specific matters discussed herein and we express no opinions with respect to any other legal, federal, state, or local tax aspect of these transactions. These opinions are not binding upon any tax authority including the Michigan Department of Treasury or any court and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority.

In rendering our opinions, we are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, Michigan Compiled Laws and the regulations, judicial and administrative interpretations thereof, all as of the date of this letter.

However, all of the foregoing authorities are subject to change or modification that can be retroactive in effect and, therefore, could also affect our opinions. We undertake no responsibility to update our opinion for any subsequent change or modification.

/s/ Plante & Moran, LLP